Exhibit 99.10

Consolidated Financial Statements

December 31, 2016

March 30, 2017

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Immunovaccine Inc. (the “Corporation”) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s consolidated financial statements, and recommended their approval by the Board of Directors.

(signed) “Frederic Ors”	(signed) “Pierre Labbé”
Chief Executive Officer	Chief Financial Officer

March 30, 2017

Independent Auditor’s Report

To the Shareholders of Immunovaccine Inc.

We have audited the accompanying consolidated financial statements of Immunovaccine Inc. and its subsidiary, which comprise the consolidated statements of financial position as at December 31, 2016 and December 31, 2015 and the consolidated statements of changes in equity, loss and comprehensive loss and cash flows for the years then ended and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Immunovaccine Inc. and its subsidiary as at December 31, 2016 and December 31, 2015 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

PricewaterhouseCoopers LLP

Summit Place, 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, Canada B3J 3P6

T: +1 (902) 491 7400, F: +1 (902) 422 1166

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Immunovaccine Inc.
Consolidated Statements of Financial Position
As at December 31, 2016 and 2015

(Expressed in Canadian dollars)

	2016	2015
	$	$
Assets

Current assets
Cash and cash equivalents	13,546,899	3,842,408
Amounts receivable (note 4)	268,765	328,868
Prepaid expenses	469,261	226,965
Investment tax credits receivable	500,108	1,048,946

	14,785,033	5,447,187

Intangible asset (note 5)	–	207,173

Property and equipment (note 6)	315,843	297,708

	15,100,876	5,952,068

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)	1,705,289	1,909,755
Amounts due to directors (note 8)	40,101	57,084
Deferred revenue	–	138,635
Current portion of long-term debt (note 9)	57,627	59,196

	1,803,017	2,164,670

Deferred share units (note 20)	224,250	–

Long-term debt (note 9)	6,090,400	3,718,040

	8,117,667	5,882,710

Equity	6,983,209	69,358

Commitments (note 16)	15,100,876	5,952,068

The accompanying notes form an integral part of these consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

Immunovaccine Inc.
Consolidated Statements of Changes in Equity
For the years ended December 31, 2016 and 2015

(Expressed in Canadian dollars)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 10)	(note 11)	(note 12)
Balance, December 31, 2014	43,274,716	4,883,103	777,852	(41,121,828)	7,813,843

Net loss and comprehensive loss for the year	–	–	–	(8,774,849)	(8,774,849)
Exercise of warrants	121,707	–	(24,477)	–	97,230
Employee share options:
Value of services recognized	–	845,817	–	–	845,817
Exercise of options	204,134	(116,817)	–	–	87,317

Balance, December 31, 2015	43,600,557	5,612,103	753,375	(49,896,677)	69,358

Net loss and comprehensive loss for the year	–	–	–	(8,895,821)	(8,895,821)
Issuance of shares in private placements	15,566,000	–	–	–	15,566,000
Share issuance costs	(1,479,912)	–	–	–	(1,479,912)
Issuance of warrants in a private placement	–	–	436,500	–	436,500
Warrant issuance costs	–	–	(40,912)	–	(40,912)
Issuance of broker warrants	–	–	268,710	–	268,710
Exercise of warrants	50,700	–	(3,900)	–	46,800
Expiry of warrants	–	753,375	(753,375)	–	–
Employee share options:
Value of services recognized	–	812,501	–	–	812,501
Exercise of options	416,918	(216,933)	–	–	199,985

Balance, December 31, 2016	58,154,263	6,961,046	660,398	(58,792,498)	6,983,209

The accompanying notes form an integral part of these consolidated financial statements.

Immunovaccine Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2016 and 2015

(Expressed in Canadian dollars)

	2016	2015
	$	$
Revenue	129,703	129,702

Expenses
General and administrative	3,165,448	2,709,948
Research and development	3,481,043	4,570,047
Business development and investor relations	678,323	1,223,171
Impairment loss	194,987	–
Accreted interest (note 9)	1,505,723	401,385

	9,025,524	8,904,551

Net loss and comprehensive loss for the year	(8,895,821)	(8,774,849)

Basic and diluted loss per share	(0.09)	(0.10)

Weighted-average shares outstanding	101,128,759	91,873,227

The accompanying notes form an integral part of these consolidated financial statements.

Immunovaccine Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016 and 2015

(Expressed in Canadian dollars)

	2016	2015
	$	$
Cash provided by (used in)

Operating activities
Net loss for the year	(8,895,821)	(8,774,849)
Charges to operations not involving cash
Amortization of intangible asset	12,186	27,623
Depreciation of property and equipment	92,978	72,084
Impairment loss on intangible asset	194,987	–
Stock-based compensation	812,501	845,817
Deferred share unit compensation	224,250	–
Accreted interest	1,505,723	401,385

	(6,053,196)	(7,427,940)

Net change in non-cash working capital balances related to operations
Decrease (increase) in amounts receivable	60,103	(78,089)
(Increase) decrease in prepaid expenses	(242,296)	37,320
Decrease (increase) in investment tax credits receivable	548,838	(261,591)
(Decrease) increase in accounts payable and accrued liabilities	(204,466)	504,960
(Decrease) increase in amounts due to directors	(16,983)	19,322
(Decrease) increase in deferred revenue	(138,635)	138,635

	(6,046,635)	(7,067,383)
Financing activities
Proceeds from issuance of share capital and warrants in private placements	16,002,500	–
Share and warrant issuance costs in private placements	(1,252,114)	–
Proceeds from the exercise of stock options	199,985	87,317
Proceeds from the exercise of warrants	46,800	97,230
Proceeds from long-term debt	936,000	253,700
Repayment of long-term debt	(70,932)	(69,909)

	15,862,239	368,338
Investing activities
Acquisition of property and equipment	(111,113)	(121,010)

Net change in cash and cash equivalents during the year	9,704,491	(6,820,055)

Cash and cash equivalents – Beginning of year	3,842,408	10,662,463

Cash and cash equivalents – End of year	13,546,899	3,842,408

Supplementary cash flow

Interest received	79,214	93,194

The accompanying notes form an integral part of these consolidated financial statements.

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

1	Nature of operations

Immunovaccine Inc. (the “Corporation”) is, through its 100% owned subsidiary, a clinical-stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and infectious diseases. Immunovaccine develops T cell activating cancer immunotherapies and infectious disease vaccines based on DepoVax™, the Corporation’s patented platform that provides controlled and prolonged exposure of antigens and adjuvant to the immune system. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. (“Leidos”) in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc. (“Pfizer”), for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Halifax, Nova Scotia, the shares of the Corporation are listed on the Toronto Stock Exchange (“TSX”) with the symbol “IMV” and trade on the OTCQX under the symbol “IMMVF”. The address of its principal place of business is 1344 Summer Street, Suite 412, Halifax, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Chartered Professional Accountants of Canada Handbook - Accounting - Part 1 (“CPA Canada Handbook”), which consist of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on March 30, 2017.

3	Significant accounting policies, judgments and estimation uncertainty

New standards and interpretations not yet adopted

IAS 12 - Income Taxes

The IASB issued amendments to IAS 12, “Income Taxes” (“IAS 12”) regarding the recognition of deferred tax assets for unrealized losses, effective for annual periods beginning on or after January 1, 2017. The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. The Corporation is currently evaluating the impact of these amendments on its consolidated financial statements.

IFRS 15 - Revenue from Contracts with Customers

The IASB issued IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”) effective for annual periods beginning on or after January 1, 2018. IFRS 15 establishes a new control-based revenue recognition model and replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, and some revenue related interpretations. The new standard is intended to enhance disclosures about revenue, provide more comprehensive guidance for transactions that were not previously addressed and improve guidance for multiple-element arrangements. The Corporation is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

(1)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

New standards and interpretations not yet adopted (continued)

IFRS 9 - Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) introduces new requirements for the classification and measurement of financial assets. IFRS 9 requires all recognized financial assets that are within the scope of International Accounting Standards (“IAS”) 39, Financial Instruments: Recognition and Measurement, (“IAS 39”) to be measured at amortized cost or fair value in subsequent accounting periods following initial recognition. Specifically, financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortized cost at the end of subsequent accounting periods. All other financial assets, including equity investments, are measured at their fair values at the end of subsequent accounting periods.

Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

IFRS 9 was amended in November 2013 to: (i) include guidance on hedge accounting; and (ii) allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in an entity’s own credit risk, from financial liabilities designated under the fair value option, in other comprehensive loss, without having to adopt the remainder of IFRS 9. The final version of IFRS 9 was issued in July 2014 and includes: (i) a third measurement category for financial assets-fair value through other comprehensive income; (ii) a single forward-looking expected loss impairment model; and (iii) a mandatory effective date for IFRS 9 of annual periods beginning on or after January 1, 2019, with early adoption permitted. The Corporation is currently evaluating the impact of the adoption of this standard on the consolidated financial statements.

IFRS 16 - Leases

IFRS 16, “Leases” (“IFRS 16”) a new standard on lease accounting, was issued on January 13, 2016 and replaces the current guidance in IAS 17. The new standard results in substantially all lessee leases being recorded on the statement of financial position. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Corporation is currently evaluating the impact of this new standard on the Corporation’s financial statement measurements and disclosures. The Corporation does not anticipate early adoption of this standard.

Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention.

Consolidation

The financial statements of the Corporation consolidate the accounts of Immunovaccine Inc. and its subsidiary. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation. There are no non-controlling interests, therefore all loss and comprehensive loss is attributable to the shareholders of the Corporation.

(2)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Foreign currency translation

i)	Functional and presentation currency

Items included in the consolidated financial statements of the Corporation are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

ii)	Transactions and balances

Foreign currency translation of monetary assets and liabilities, denominated in currencies other than the Corporation’s functional currency, are converted at the rate of exchange in effect at the consolidated statement of financial position date. Income and expense items are translated at the rate of exchange in effect at the transaction date. Translation gains or losses are included in determining income or loss for the year. Foreign exchange gain of $4,019 for the year ended December 31, 2016 (2015 - $98,670 loss) is included in general and administrative expenses.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks, and highly liquid temporary investments that are readily convertible to known amounts of cash.

Financial Instruments

Financial assets and liabilities are recognized when the Corporation becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Corporation has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount is reported in the consolidated statement of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

The Corporation recognizes financial instruments based on their classification. Depending on the financial instruments’ classification, changes in subsequent measurements are recognized in net loss and comprehensive loss.

The Corporation has implemented the following classifications:

•	Cash and cash equivalents and amounts receivable are classified as loans and receivables. After their initial fair value measurement, they are measured at amortized cost using the effective interest method; and

•	Accounts payable and accrued liabilities, amounts due to directors and long-term debt are classified as other financial liabilities. After their initial fair value measurement, they are measured at amortized cost using the effective interest method.

(3)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of financial assets

At each reporting date, the Corporation assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Corporation recognizes an impairment loss for financial assets carried at amortized cost. The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent years if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Corporation and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statement of loss and comprehensive loss during the year in which they are incurred.

Depreciation of property and equipment is calculated using the declining-balance method at the following annual rates:

Computer equipment	30%
Furniture and fixtures	20%
Laboratory equipment	20%

Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted if appropriate.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of general and administrative expenses in the consolidated statement of loss and comprehensive loss.

Impairment of non-financial assets

Property and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The recoverable amount is the higher of an asset’s fair value less the costs to sell, and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

(4)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Impairment of non-financial assets (continued)

The Corporation evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

Income tax

Income tax is comprised of current and deferred income tax. Income tax is recognized in the consolidated statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

In general, deferred income tax is recognized in respect of temporary differences including non-refundable investment tax credits, arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the consolidated statement of financial position date and are expected to apply when the deferred income tax asset or liability is settled. Deferred income tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Corporation and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current.

Research and development

All research costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization, in which case they are capitalized and then amortized over the useful life. Development costs are written off when there is no longer an expectation of future benefits.

Revenue recognition

In general, revenues are recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the amount can be measured reliably. Revenues comprise the fair value of the consideration received or receivable for services in the ordinary course of the Corporation’s activities.

Revenues related to research agreements are bound to milestone agreements and are recorded as the milestones are reached and upon customer acceptance. Under these agreements, the payments received in advance are recognized as deferred revenue in the consolidated statement of financial position, and then as revenue when milestones are reached and upon customer acceptance. Revenues from research agreements are recognized using the percentage-of-completion method.

(5)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue recognition (continued)

The existing licensing agreements usually foresee one-time payments (upfront payment) and milestone payments. Revenues associated with those multiple-element arrangements are allocated to the various elements based on their relative fair value. The consideration received is allocated among the separate units based on each unit’s fair value or using the residual method, and the applicable revenue recognition criteria are applied to each of the separate units.

License fees representing non-refundable payments received upon the execution of license agreements are recognized as revenue upon execution of the license agreements when the Corporation has no significant future performance obligations and collectability of the fees is assured. Upfront payments received at the beginning of licensing agreements are not recorded as revenue when received but are amortized based on the progress of the related research and development work. This progress is based on estimates of total expected time or duration to complete the work which is compared to the period of time incurred to date in order to arrive at an estimate of the percentage or revenue earned to date.

Deferred revenue

Revenue that has been paid for by customers but did not qualify for recognition at the end of the year under the Corporation’s policies is reflected as deferred revenue.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from share capital.

Loss per share

Basic loss per share (“LPS”) is calculated by dividing the net loss for the year attributable to equity owners of the Corporation by the weighted average number of common shares outstanding during the year.

Diluted LPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method. Diluted LPS is equal to the LPS as the Corporation is in a loss position and all securities, comprised of options and warrants, would be anti-dilutive.

Stock-based compensation plan

The Corporation grants stock options to certain employees and non-employees. The majority of the stock options vest over 18 months (33 1/3% per six months) and expire after five years. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

(6)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Stock-based compensation plan (continued)

A holder of an option may, rather than exercise such option, elect a cashless exercise of such option payable in common shares equaling the amount by which the value of an underlying share at that time exceeds the exercise price of such option or warrant to acquire such share.

Deferred share unit plan

The Corporation grants deferred share units (“DSUs”) to Members of its Board of Directors, who are not employees or officers of the Corporation. All DSUs awarded vest immediately and cannot be redeemed until the holder is no longer a director of the Corporation. All services received in exchange for the grant of DSUs are measured at their fair values. The redemption value of a DSU will be based on the market value of the Corporation’s common shares at the time of redemption. On an ongoing basis, the Corporation values its liability with respect to DSUs at the current market value of a corresponding number of common shares and records any increase or decrease in the DSU obligation. Compensation expense is recognized at each grant date in general and administrative expenses on the consolidated statement of loss and comprehensive loss.

Government assistance

Non-repayable government assistance is recorded in the period earned as a reduction in the related qualifying expenditure. During the year ended December 31, 2016, the Corporation recorded $412,541 of non-repayable government grants, from a number of government agencies, as a reduction in related research salaries (2015 - $168,610). At December 31, 2016, $38,185 (2015 - $43,183) of government assistance, including government loans, is included in amounts receivable. Repayable government loans are recorded initially at fair value, with the difference between the book value and fair value recorded as a reduction of the related expenditures. During the year ended December 31, 2016, the Corporation recorded $314,000 as a reduction of general and administrative expenditures (2015 - $nil) and $nil as a reduction of research expenditures (2015 - $52,126).

Research and development tax credits

Refundable investment tax credits relating to scientific research and experimental development expenditures are recorded in the accounts in the fiscal period in which the qualifying expenditures are incurred provided there is reasonable assurance that the tax credits will be realized. Refundable investment tax credits, in connection with research and development activities, are accounted for using the cost reduction method which recognizes the credits as a reduction of the cost of the related expenses.

Amounts recorded for refundable investment tax credits are calculated based on the expected eligibility and tax treatment of qualifying scientific research and experimental development expenditures recorded in the Corporation’s consolidated financial statements.

(7)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments

The Corporation makes estimates and assumptions concerning the future that will, by definition, seldom equal actual results. The following are the estimates and judgments applied by management that most significantly affect the Corporation’s consolidated financial statements. The following estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Calculation of initial fair value and carrying amount of long-term debt

Atlantic Innovation Fund (“AIF”) loans

The initial fair value of the AIF loans is determined by using a discounted cash flow analysis for each of the loans, which require a number of assumptions. The difference between the face value and the initial fair value of the AIF loans is recorded in the consolidated statement of loss as government assistance. The carrying amount of the AIF loans requires management to adjust the long-term debt to reflect actual and revised estimated cash flows whenever revised cash flow estimates are made or new information related to market conditions is made available. Management recalculates the carrying amount by computing the present value of the estimated future cash flows at the original effective interest rate. Any adjustments are recognized in the consolidated statement of loss as accreted interest after initial recognition.

The significant assumptions used in determining the discounted cash flows include estimating the amount and timing of future revenue for the Corporation and the discount rate. As the AIF loans are repayable based on a percentage of gross revenue, if any, the determination of the amount and timing of future revenue significantly impacts the initial fair value of the loan, as well as the carrying value of the AIF loans at each reporting date. The Corporation is in the early stages of research for its infectious diseases and cancer vaccine product candidates; accordingly, determination of the amount and timing of revenue, if any, requires significant judgment by management. If the Corporation expected no future revenues, no repayments would be required on the AIF loans and the amounts recorded for the AIF loans would be $nil. Management’s estimates of future revenues assume no significant revenue in the near future. The discount rate determined on initial recognition of the AIF loans is used to determine the present value of estimated future cash flows expected to be required to settle the debt. In determining the appropriate discount rates, the Corporation considered the interest rates of similar long-term debt arrangements, with similar terms. The AIF loans are repayable based on a percentage of gross revenue, if any; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 35% to discount the AIF loans.

(8)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Critical accounting estimates and judgments (continued)

Calculation of initial fair value and carrying amount of long-term debt (continued)

Atlantic Innovation Fund (“AIF”) loans (continued)

If the weighted average discount rate used in determining the initial fair value and the carrying value at each reporting date of all AIF loans, with repayment terms based on future revenue, had been determined to be higher by 10%, or lower by 10%, the carrying value of the long-term debt at December 31, 2016 would have been an estimated $525,000 lower or $883,400 higher, respectively. As there is no significant revenue forecasted in the near future, a 10% increase or decrease in the total forecasted revenue would not have a significant impact on the amount recorded for the AIF loans. If the total forecasted revenue were reduced to $nil, no amounts would be forecast to be repaid on the AIF loans, and the AIF loans payable at December 31, 2016 would be recorded at $nil, which would be a reduction in the AIF loans payable of $1,647,300. If the timing of the receipt of forecasted future revenue was earlier or later by 2 years, the carrying value of the long-term debt at December 31, 2016 would have been an estimated $955,500 higher or $739,400 lower, respectively.

Province of Nova Scotia (“The Province”)

The initial fair value of the Province loan is determined by using a discounted cash flow analysis for the loan. The interest rate on the loan is below the market rate for a commercial loan with similar terms. The significant assumption used in determining the discounted cash flows is the discount rate. Any changes in the discount rate would impact the amount recorded as initial fair value of the long-term debt and the carrying value of the long-term debt at each reporting date. In determining the appropriate discount rate, the Corporation considers the interest rates of similar long-term debt arrangements, with similar terms. The Province loan is a government loan with principal payments only required at the end of five years; accordingly, finding financing arrangements with similar terms is difficult and management was required to use significant judgment in determining the appropriate discount rates. Management used a discount rate of 15% to discount the Province loan.

If the discount rate used for the Province loan had been determined to be higher or lower by 5% (resulting in discount rates of 20% or 10%, respectively), the carrying value of the long-term debt at December 31, 2016 would have been an estimated $455,000 lower or $514,000 higher, respectively. The difference between the book value and the initial fair value of the Province loan is recorded in the consolidated statement of loss as government assistance on initial recognition. Any changes in the amounts recorded on the consolidated statement of financial position for the Province loan result in an offsetting charge to accreted interest after initial recognition in the consolidated statement of loss.

(9)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

4	Amounts receivable

	2016	2015
	$	$
Amounts due from government assistance and government loans	38,185	43,183
Sales tax receivable	140,193	82,070
Other	90,387	203,615

	268,765	328,868

5	Intangible asset

On November 7, 2016, the Corporation terminated its exclusive world-wide license for the use of certain patented antigens as this approach is not in line with the business strategy of combination therapy with checkpoint inhibitors. DPX-0907 is no longer expected to reach commercial production, therefore, the recoverable amount of the intangible asset was determined to be nil. The Corporation has recognized an impairment loss of $194,987 during the period ended December 31, 2016 (December 31, 2015 - $nil).

License
$
Year ended December 31, 2015
Opening net book value	234,796
Amortization for the year	(27,623)

Closing net book value	207,173

At December 31, 2015
Cost	446,765
Accumulated amortization	(239,592)

Net book value	207,173

Year ended December 31, 2016
Opening net book value	207,173
Amortization for the year	(12,186)
Impairment loss	(194,987)

Closing net book value	–

(10)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

6	Property and equipment

	Computer	Furniture and	Laboratory
	equipment	fixtures	equipment	Total
	$	$	$	$
Year ended December 31, 2015
Opening net book value	31,356	27,356	190,070	248,782
Additions	20,105	–	100,905	121,010
Depreciation for the year	(18,508)	(5,471)	(48,105)	(72,084)

Closing net book value	32,953	21,885	242,870	297,708

At December 31, 2015
Cost	202,056	70,319	833,001	1,105,376
Accumulated depreciation	(169,103)	(48,434)	(590,131)	(807,668)

Net book value	32,953	21,885	242,870	297,708

Year ended December 31, 2016
Opening net book value	32,953	21,885	242,870	297,708
Additions	42,836	–	68,277	111,113
Disposals
Cost	(104,080)	–	(18,042)	(122,122)
Accumulated depreciation	104,080	–	18,042	122,122
Depreciation for the year	(33,200)	(4,376)	(55,402)	(92,978)

Closing net book value	42,589	17,509	255,745	315,843

At December 31, 2016
Cost	140,812	70,319	883,236	1,094,367
Accumulated depreciation	(98,223)	(52,810)	(627,491)	(778,524)

Net book value	42,589	17,509	255,745	315,843

7	Accounts payable and accrued liabilities

	2016	2015
	$	$
Trade payables	954,208	838,924
Accrued liabilities	725,657	1,053,250
Payroll taxes	25,424	17,581

	1,705,289	1,909,755

8	Amounts due to directors

During the year ended December 31, 2016, the Corporation incurred $283,100 (2015 - $298,436) of directors’ fees and attendance fees earned by the members of the Board of Directors who are not employees or officers of the Corporation. At December 31, 2016, $40,101 (2015 - $57,084) was due to these individuals. These costs are included in general and administrative expenses in the consolidated statements of loss and comprehensive loss.

(11)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

9	Long-term debt

	2016	2015
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,786,474. Annual repayments, commencing December 1, 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at December 31, 2016, the amount drawn down on the loan, net of repayments, is $3,749,531 (2015 - $3,749,531).	764,500	230,200
ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $3,000,000. Annual repayments, commencing December 1, 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000,000 and 5% when gross revenues are greater than $5,000,000. As at December 31, 2016, the amount drawn down on the loan is $3,000,000 (2015 - $3,000,000).	656,400	192,900
ACOA Business Development Program interest-free loan with a maximum contribution of $245,625, repayable in 72 equal monthly payments of $3,411 beginning September 1, 2011. As at December 31, 2016, the amount drawn down on the loan, net of repayments, is $27,321 (2015 - $68,253).	25,061	64,013
ACOA Business Development Program interest-free loan with a maximum contribution of $394,826, repayable in monthly payments beginning October 1, 2015 of $2,500 until October 2017 and $5,850 until September 2022. As at December 31, 2016, the amount drawn down on the loan is $357,326 (2015 - $387,326).	318,666	333,723
ACOA Atlantic Innovation Fund interest-free loan with a maximum contribution of $2,944,000, annual repayments commencing September 1, 2014, are calculated as a percentage of gross revenue from specific product(s) for the preceding fiscal year, at 5% for the first 5 year period and 10%, thereafter. As at December 31, 2016, the amount drawn down on the loan is $2,944,000 (2015 - $2,944,000).	226,400	146,400
Province of Nova Scotia “The Province” secured loan with a maximum contribution of $5,000,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the fifth anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province of Nova Scotia in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at December 31, 2016, the amount drawn down on the loan is $5,000,000 (2015 - $3,750,000).	4,157,000	2,810,000

	6,148,027	3,777,236

Less: Current portion	57,627	59,196

	6,090,400	3,718,040

(12)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

9	Long-term debt (continued)

Total contributions received less amounts that have been repaid as at December 31, 2016 is $15,078,178 (December 31, 2015 - $13, 899,110).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for the Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandon of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities, or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500,000. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

The minimum annual principal repayments of long-term debt over the next five years, excluding the Atlantic Innovation Fund repayments for 2019 and beyond which are not determinable at this time, are as follows:

$
Year ending December 31, 2017	57,627
2018	4,217,652
2019	58,143
2020	60,821
2021	63,499

	2016	2015
	$	$
Balance – Beginning of year	3,777,236	3,192,060
Borrowings, net of $314,000 (2015 - $52,126) allocated to government assistance	936,000	253,700
Accreted interest	1,505,723	401,385
Repayment of debt	(70,932)	(69,909)

Balance – End of year	6,148,027	3,777,236
Less: Current portion	57,627	59,196

Non-current portion	6,090,400	3,718,040

(13)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

10	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
		$
Issued and outstanding

Balance – December 31, 2014	91,722,677	43,274,716

Stock options exercised	206,668	204,134
Warrants exercised	111,325	121,707

Balance – December 31, 2015	92,040,670	43,600,557

Issued for cash consideration, net of issuance costs	25,216,667	14,086,088
Stock options exercised	493,068	416,918
Warrants exercised	65,000	50,700

Balance – December 31, 2016	117,815,405	58,154,263

As at December 31, 2016, a total of 15,324,555 shares (December 31, 2015 – 10,809,828) are reserved to meet outstanding stock options, warrants and deferred share units.

On June 8, 2016, the Corporation completed a bought deal private placement of 14,550,000 units at a price of $0.55 per unit, for aggregate proceeds of $8,002,500. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole warrant entitling the holder to acquire one common share of the Corporation at an exercise price of $0.72 for a period of 24 months, expiring on June 8, 2018. The value allocated to the common shares issued was $7,566,000 and the value allocated to the warrants was $436,500. Total costs associated with the offering were $750,054, including cash costs for commissions of $479,549, professional fees and regulatory costs of $174,595 and 871,908 compensation warrants issued as commissions to the agents valued at $95,910. Each compensation warrants entitles the holder to acquire one common share of the Corporation at an exercise price of $0.60 for a period of 24 months, expiring on June 8, 2018. The Corporation has allocated $709,142 of the issue costs to the common shares and $40,912 of the issue costs to the warrants.

On December 9, 2016, the Corporation completed a bought deal private placement of 10,666,667 shares at a price of $0.75 per share, for aggregate proceeds of $8,000,000. Total costs associated with the offering were $770,770, including cash costs for commissions of $480,000, professional fees and regulatory costs of $117,970 and 640,000 compensation warrants issued as commissions to the agents valued at $172,800. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $0.79 for a period of 24 months, expiring on December 9, 2018. The warrants and compensation warrants issued on June 8, 2016 and December 9, 2016 represent the only outstanding warrants of the Corporation as at December 31, 2016.

(14)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

11	Contributed surplus

Amount
$
Contributed surplus

Balance – December 31, 2014	4,883,103

Share-based compensation – stock options vested	845,817
Stock options exercised	(116,817)

Balance – December 31, 2015	5,612,103

Share-based compensation – stock options vested	812,501
Warrants expired	753,375
Stock options exercised	(216,933)

Balance – December 31, 2016	6,961,046

Stock options

The Board of Directors of the Corporation has established a stock option plan (the “Plan”) under which options to acquire common shares of the Corporation are granted to directors, employees and other advisors of the Corporation. The maximum number of common shares issuable under the Plan shall not exceed 9,100,000, inclusive of all shares presently reserved for issuance pursuant to previously granted stock options. If any option expires or otherwise terminates for any reason without having been exercised in full, or if any option is exercised in whole or in part, the number of shares in respect of which option expired, terminated or was exercised shall again be available for the purposes of the Plan.

Stock options are granted with an exercise price determined by the Board of Directors, which is not less than the market price of the shares on the day preceding the award. The term of the option is determined by the Board of Directors, not to exceed ten years from the date of grant, however the majority of options expire in five years. The vesting of the options is determined by the Board and is typically 33 1/3% every six months after the date of grant.

In the event that the option holder should die while he or she is still a director, employee or other advisor of the Corporation, the expiry date shall be 12 months from the date of death of the option holder, not to exceed the original expiry date of the option. In the event that the option holder ceases to be a director, employee or other advisor of the Corporation other than by reason of death or termination, the expiry date of the option shall be the 90th day following the date the option holder ceases to be a director, employee or other advisor of the Corporation, not to exceed the original expiry date of the option.

(15)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

11	Contributed surplus (continued)

Stock options (continued)

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the year ended December 31, 2016, 1,993,200 stock options (2015 - 1,527,500) with a weighted average exercise price of $0.71 (2015 - $0.70) and a term of 5 years (2015 - 5 years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates. The value of these stock options has been estimated at $938,940 (2015 - $887,623), which is a weighted average grant date value per option of $0.47 (2015 - $0.58), using the Black-Scholes valuation model and the following weighted average assumptions:

	2016	2015
Risk-free interest rate	2.70%	2.98%
Expected volatility	111%	129%
Expected life (years)	4.3	4.3
Forfeiture rate	5%	4%

Option activity for the year ended December 31, 2016 and 2015 was as follows:

	2016		2015
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Outstanding - Beginning of year	5,112,382	0.69	4,733,050	0.69
Granted	1,993,200	0.71	1,527,500	0.70
Exercised	(628,785)[1]	0.46	(206,668)	0.42
Expired	(152,583)	0.78	(891,500)	0.91
Forfeited	(46,567)	0.67	(50,000)	0.66

Outstanding - End of year	6,277,647	0.70	5,112,382	0.66

[1]	Of the 628,785 options exercised, 213,840 elected the cashless exercise, under which 78,123 shares, having a value of $92,275 on the exercise date, were issued.

The weighted average exercise price of options exercisable at December 31, 2016 is $0.69 (2015 - $0.65).

(16)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

11	Contributed surplus (continued)

Stock options (continued)

At December 31, 2016, the following options were outstanding:

							Exercise		Average
							price per		years
Opening	Issued	Exercised	Expired	Forfeited	Closing	Exercisable	share	Expiry	remaining
							$
54,750	–	–	(54,750)	–	–	–	0.67	March 31, 2016	–
7,500	–	–	(7,500)	–	–	–	0.67	July 1, 2016	–
50,000	–	(50,000)	–	–	–	–	0.55	August 26, 2016	–
50,000	–	(50,000)	–	–	–	–	0.45	November 8, 2016	–
622,500	–	(260,000)	–	–	362,500	362,400	0.40	March 9, 2017	0.19
79,000	–	–	(10,000)	–	69,000	69,000	1.00	March 31, 2017	0.25
10,000	–	–	–	–	10,000	10,000	1.00	July 1, 2017	0.50
129,000	–	–	(17,000)	–	112,000	112,000	1.00	March 31, 2018	1.25
366,732	–	(118,785)	–	–	247,947	247,947	0.28	April 30, 2018	1.33
1,676,500	–	(75,000)	(20,000)	–	1,581,500	1,581,500	0.74	January 17, 2019	2.05
138,900	–	–	(20,000)	–	118,900	118,900	1.00	March 31, 2019	2.25
400,000	–	–	–	–	400,000	400,000	0.71	August 14, 2019	2.62
50,000	–	–	–	–	50,000	50,000	0.79	September 25, 2019	2.73
1,227,500	–	(75,000)	(23,333)	(41,667)	1,087,500	1,087,500	0.66	February 2, 2020	3.09
250,000	–	–	–	–	250,000	250,000	0.88	April 27, 2020	3.32
–	1,393,200	–	–	(4,900)	1,388,300	462,767	0.74	January 21, 2021	4.06
–	400,000	–	–	–	400,000	133,333	0.62	August 29, 2021	4.66
–	200,000	–	–	–	200,000	–	0.69	November 7, 2021	4.85

5,112,382	1,993,200	(628,785)	(152,583)	(46,567)	6,277,647	4,885,447

(17)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

12	Warrants

Warrant activity for the years ended December 31, 2016 and 2015 was as follows:

	2016			2015
		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
		$	$		$	$
Opening balance	5,697,446	0.66	753,375	5,808,771	1.17	777,852
Expired	(5,697,446)	0.66	(753,375)	–	–	–
Granted	8,786,908	0.71	664,298	–	–	–
Exercised	(65,000)	0.72	(3,900)	(111,325)	0.87	(24,477)

Closing balance	8,721,908		660,398	5,697,446		753,375

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2016 was $0.08, determined using the Black-Scholes valuation model and the following weighted average assumptions:

Risk-free interest rate	2.70%
Expected volatility	28%
Expected dividend yield	–
Expected life (years)	2

No warrants were issued during 2015.

13	Deferred income taxes

a)	Reconciliation of total tax recovery

The effective rate on the Corporation’s loss before income tax differs from the expected amount that would arise using the statutory income tax rates. A reconciliation of the difference is as follows:

	2016	2015
	$	$
Loss before income taxes	(8,895,821)	(8,774,849)

Income tax rate	31.0%	31.0%

	(2,758,000)	(2,720,000)

Effect on income taxes of:
Non-deductible share-based compensation	321,000	262,000
Unrecognized deductible temporary difference and carry forward amounts and experimental development expenditures	2,424,000	2,440,000
Other non-deductible items	13,000	18,000

Income tax recovery	–	–

(18)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

13	Deferred income taxes (continued)

b)	Deferred income tax

The significant components of the Corporation’s deferred income tax are as follows:

	2016	2015
	$	$
Deferred income tax liabilities:
Intangibles	–	(59,000)

Deferred income tax assets:
Non-capital losses	–	59,000

Net deferred income tax liability	–	–

The following reflects the balance of temporary differences for which no deferred income tax asset has been recognized:

	2016	2015
	$	$
Non-capital losses	39,400,000	33,100,000
Scientific research and experimental development expenditures	8,981,000	8,360,000
Non-refundable investment tax credits	2,139,000	2,077,000
Deductible share issuance costs	1,604,000	820,000
Long-term debt	5,804,000	3,458,000
Property and equipment	746,000	210,000

c)	Non-capital losses

As at December 31, 2016, the Corporation had approximately $39,400,000 in losses available to reduce future taxable income. The benefit of these losses has not been recorded in the accounts as realization is not considered probable. These losses may be claimed no later than:

$
For the year ending December 31, 2025	1,000,000
2026	1,100,000
2027	1,470,000
2028	1,770,000
2029	660,000
2030	2,640,000
2031	5,180,000
2032	4,110,000
2033	4,270,000
2034	3,400,000
2035	7,700,000
2036	6,100,000

39,400,000

(19)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

13	Deferred income taxes (continued)

d)	Scientific research and experimental development expenditures

The Corporation has approximately $8,941,000 of unclaimed scientific research and development expenditures, which may be carried forward indefinitely and used to reduce taxable income in future years. The potential income tax benefits associated with the unclaimed scientific research and experimental development expenditures have not been recognized in the accounts as realization is not considered probable.

e)	Non-refundable investment tax credits

The Corporation also has approximately $2,139,000 in non-refundable federal investment tax credits which may be carried forward to reduce taxes payable. These tax credits will be fully expired by 2035. The benefit of these tax credits has not been recorded in the accounts as realization is not considered probable.

14	Capital management

The Corporation views capital as the sum of its cash and cash equivalents, long-term debt and equity. The Corporations’ objectives when managing capital is to safeguard its ability to continue as a going concern in order to provide an adequate return to shareholders and maintain a sufficient level of funds to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents and trademarks. To maintain or adjust the capital structure, the Corporation may attempt to issue new shares, issue new debt, acquire or dispose of assets, all of which are subject to market conditions and the terms of the underlying third party agreements. The Corporation is not subject to any regulatory capital requirements imposed.

	2016	2015
	$	$
Total debt	6,148,027	3,777,236
Less: Cash and cash equivalents	(13,546,899)	(3,842,408)

Net debt	(7,398,872)	(65,172)
Equity	6,983,209	69,358

Total capital	(415,663)	4,186

The Corporation is in compliance with its debt covenants.

(20)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

15	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset.

The following table sets out the approximate fair values of financial instruments as at the consolidated statements of financial position date with relevant comparatives:

	2016		2015
	Carrying		Carrying
	value	Fair value	value	Fair value
	$	$	$	$
Cash and cash equivalents	13,546,899	13,546,899	3,842,408	3,842,408
Amounts receivable	128,572	128,572	246,798	246,798
Accounts payable and accrued liabilities	1,679,865	1,679,865	1,892,174	1,892,174
Amounts due to directors	40,101	40,101	57,084	57,084
Long-term debt	6,148,027	6,148,027	3,777,236	3,777,236

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are, therefore excluded from amounts receivable and amounts payable and accrued liabilities in this table.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at December 31, 2016, and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open market.

The fair value of the long-term debt is estimated based on the expected interest rates for similar borrowings by the Corporation at the consolidated statements of financial position dates. At December 31, 2016, the fair value is estimated to be equal to the carrying amount.

Risk management

The Corporation, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk; credit risk; liquidity risk; and currency risk. Management is responsible for setting acceptable levels of risk and reviewing risk management activities as necessary.

a)	Interest rate risk

The Corporation has limited exposure to interest rate risk on its lending and borrowing activities. The Corporation has a significant loan in which the interest rate is dependent on the cost of funds from the lender plus 1%. This interest rate is fixed at the time that each loan disbursement is made, resulting in limited variability to the interest rate. The total amount drawn down on the loan as at December 31, 2016 is $5,000,000 (2015 - $3,750,000) and the Corporation is required to make interest payments in fiscal 2017 of $148,340.

(21)

Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

15	Financial instruments (continued)

Risk management (continued)

a)	Interest rate risk (continued)

The Corporation also has interest-free debt that is repayable over 60, 72, or 84 months periods, resulting in required principal debt payments in fiscal 2017 of $66,561. The remaining outstanding debt as at December 31, 2016 is interest-free, only becoming repayable when revenues are earned. The Corporation is required to make principal debt payments in fiscal 2017 of $5,108.

b)	Credit risk

Credit risk arises from cash and cash equivalents and amounts receivable. The Corporation invests excess cash in high-interest savings accounts or in highly liquid temporary investments of Schedule 1 Canadian Banks. The credit risk of cash and cash equivalents is limited because the counter-parties are banks with high credit-ratings assigned by international credit-rating agencies.

The total of amounts receivable disclosed in the consolidated statements of financial position as at December 31, 2016 of $268,765 (2015 - $328,868) is comprised mainly of current period advances due to the Corporation for government assistance programs and cost-recoveries from third party partners, as well as sales taxes recoverable. If required, the balance is shown net of allowances for bad debts, estimated by management based on prior experience and their assessment of the current economic environment. Historically, there have been no collection issues and the Corporation does not believe it is subject to any significant concentration of credit risk.

c)	Liquidity risk

Liquidity risk represents the possibility that the Corporation may not be able to gather sufficient cash resources, when required and under reasonable conditions, to meet its financial obligations.

Since the Corporation’s inception, operations have been financed through the sale of shares, issuance of debt, revenue and cost-recoveries from license agreements, interest income on funds available for investment, government assistance and income tax credits. The Corporation has incurred significant operating losses and negative cash flows from operations since inception and has an accumulated deficit of $58,792,498 as at December 31, 2016.

While the Corporation has $13,546,899 in cash and cash equivalents at December 31, 2016, it continues to have an ongoing need for substantial capital resources to research and develop, commercialize and manufacture its products and technologies. The Corporation is currently not yet receiving a significant ongoing revenue stream from its license agreements, nor can it be certain that it will receive significant revenue from these agreements before additional cash is required. As a result, there can be no assurance that the Corporation will have sufficient capital to fund its ongoing operations, and develop or commercialize any of its products without future financing.

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Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

15	Financial instruments (continued)

Risk management (continued)

c)	Liquidity risk (continued)

The following table outlines the contractual maturities for long-term debt repayable based on a percentage of revenues for the Corporation’s financial liabilities. The long-term debt is comprised of the contributions received described in note 9, less amounts that have been repaid as at December 31, 2016:

	Total	Year 1	Years 2 to 3	Years 4 to 5	After 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	1,705,289	1,705,289	–	–	–
Amounts due to directors	40,101	40,101	–	–	–
Long-term debt	15,337,773	220,009	5,250,283	133,920	9,733,561
Operating leases	540,613	223,735	316,878	–	–

	17,623,776	2,189,134	5,567,161	133,920	9,733,561

The above amounts include interest payments, where applicable.

d)	Currency risk

The Corporation incurs some revenue and expenses in U.S. dollars, and as such, is subject to fluctuations as a result of foreign exchange rate variation. The Corporation does not have in place any tools to manage its foreign exchange risk, as these U.S. dollars transactions are not significant to overall operations.

Foreign exchange gain of $4,019 for the year ended December 31, 2016 (2015, foreign exchange losses - $98,670) are included in general and administrative expenses. If the foreign exchange had been 1% higher/lower, with all other variables held constant, it would have had an immaterial impact on the foreign exchange gain/loss.

16	Commitments

The minimum annual payments under long-term lease agreements for office premises and equipment expiring over the next three years are as follows:

$
Year ending December 31, 2017	223,735
2018	223,388
2019	93,490

On July 12, 2010, the Corporation entered into a License Agreement with Merck KGaA to in-license EMD 640744, an investigational therapeutic Survivin-based cancer antigen designed to target multiple solid tumors and hematological malignancies. Should the Corporation’s research using these antigens continue and prove successful through clinical trials and on to commercialization, the Corporation would be required to pay certain future milestones and royalty payments along the way. The likelihood and timing of these payments is not known at this time.

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Immunovaccine Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2016 and 2015
(expressed in Canadian dollars)

17	Related party transactions

During the year ended December 31, 2016, there were no related party transactions (2015 - $nil).

18	Expenses by nature

	2016	2015
	$	$
Salaries, wages and benefits	2,670,068	2,489,519
Other research and development expenditures, including clinical costs	2,201,999	3,027,404
Professional and consulting fees	1,009,775	1,026,689
Travel	174,669	353,811
Office, rent and telecommunications	329,013	325,998
Insurance	67,428	80,373
Marketing, communications and investor relations	536,221	525,065
Amortization	12,186	27,623
Depreciation	92,978	72,084
Impairment loss	194,987	–
Stock-based compensation	812,501	845,817
Deferred share unit compensation	224,250	–
Other	198,822	266,119
Accreted interest	1,505,723	401,385
Research and development tax credits	(278,555)	(316,600)
Government assistance	(726,541)	(220,736)

	9,025,524	8,904,551

19	Compensation of key management

Key management includes the Corporation’s Directors, the Chief Executive Officer, the Chief Financial Officer, the Chief Medical Officer, the former Chief Business Officer and the former Chief Executive Officer. Compensation awarded to key management is summarized as follows:

	2016	2015
	$	$
Salaries and other benefits	1,204,188	1,033,741
Stock-based compensation	885,955	558,247

	2,090,143	1,591,988

20	Deferred share units

On December 21, 2016, the Board of Directors adopted, subject to ratification by the shareholders at the 2017 Annual and Special Meeting of the shareholders, a DSU plan. Members of the Board of Directors who are not employees or officers of the Corporation may elect to receive all or a portion, but not less than 50%, of his or her fees in DSUs with the balance to be paid in cash. The maximum number of common shares which the Corporation will be entitled to issue from treasury in connection with the redemption of DSUs granted under the DSU plan will be 1,500,000 common shares. The Corporation will grant, in respect of each participant, that number of DSUs as is determined by dividing the amount of fees that, but for an election, would have been paid to the participant, by the volume-weighted average trading price calculation per common share for the five trading days immediately preceding the grant date. At December 31, 2016, there were 325,000 (2015 - $nil) DSUs outstanding and the total carrying amount of the liability was $224,250 (2015 - $nil). During the year ended December 31, 2016 the compensation expense was $224,250 (2015 - $nil).

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